SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                     ENVIRONMENTAL SERVICES OF AMERICA, INC.
                            (Name of Subject Company)

                     ENVIRONMENTAL SERVICES OF AMERICA, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, par value $.02
                         (Title of Class of Securities)

 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)



                              Jon Colin, President
                             ENVIRONMENTAL SERVICES
                                OF AMERICA, INC.
                         Corporate Offices, Building #2,
                            937 East Hazelwood Avenue
                                Rahway, NJ 07065
                             Telephone: 908/381-9229

- ------------------------------------------------------------------------------
           (Name,address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 with a copy to:

                             Joseph Chicco, Esquire
                             Connolly Epstein Chicco
                            Foxman Engelmyer & Ewing
                         1515 Market Street - 9th Floor
                           Philadelphia, PA 19102-1909


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Item 1.  Security and Subject Company

         Common Stock, $.02 par value, of Environmental Services of America, Inc. (the "Company"), Corporate Offices, Building #2, 937 East Hazelwood Avenue, Rahway, NJ 07065.


Item 2.  Tender Offer of the Bidder

         Offer to purchase Common Stock for $1.66 made by ENSA Acquisition Corp. ("EAC"), 365 Veterans Memorial Highway, Commack, NY 11725.


Item 3.  Identity and Background

         (a) Environmental Services of America, Inc., Corporate Offices, Building #2, 937 East Hazelwood Avenue, Rahway, NJ 07065.

         (b) The Offer is being made in accordance with and pursuant to the terms of an Amended and Restated Agreement and Plan of Merger dated April 3, 1996 (the "Restated Plan of Merger"), by and among EAC, ERD Waste Corp. ("ERD"), the corporate parent of EAC, and the Company.

         The Restated Plan of Merger superseded a prior Agreement and Plan of Merger dated January 25, 1996 (the "First Merger Agreement"), by and among EAC, ERD and the Company.

         In connection with the negotiation and execution of the First Merger Agreement, the Company, ERD and EAC entered into a Supplemental Agreement dated January 25, 1996 (the "Supplemental Agreement"), pursuant to which EAC acquired 500,000 shares of the Company's Common Stock, and loaned the Company $490,000 (the "ERD Bridge Financing").

         Contemporaneously with the execution of the Restated Plan of Merger on April 3, 1996, ERD and EAC entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") pursuant to which the holders of in excess of 90% of outstanding Series B shares, and 100% of outstanding Series C shares, agreed to sell their shares of Series B and Series C Preferred Stock to EAC concurrently with EAC's initial purchase of shares of Common Stock pursuant to the Offer (the "Consummation of the Offer").

         These Agreements and the transactions contemplated thereby give rise to the following actual and potential conflicts of interest among the Company and certain of its executive officers, directors and affiliates:



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         (i) Walter H. Barandiaran, a director of the Company, is the President and principal stockholder of the corporate general partner of Argentum Capital Partners, L.P. ("ACP"). ACP owns 2,700 shares (approximately 26.3%) of the Company's outstanding shares of Series B Preferred Stock, and 2,200 shares (approximately 68.7%) of the Company's outstanding Series C Preferred Stock.

         (ii) Schneur Z. Genack, a director of the Company, is a principal of a firm which is a limited partner of Environmental Venture Fund, L.P. ("EVF"), and one of four firms which control the corporate general partner of EVF. EVF owns 5,222.22 shares (approximately 50.9%) of the Company's outstanding shares of Series B Preferred Stock, and 1,000 shares (approximately 31.3%) of the Company's outstanding Series C Preferred Stock.

         (iv) Messrs. Barandiaran and Genack originally were elected directors of the Company as representatives of holders of the Company's Series A Preferred Stock, including ACP and EVF. While the Company no longer has any Series A Preferred Stock outstanding, Mr. Barandiaran and/or Mr. Genack have prior or ongoing business relationships with holders of the Company's Series B and Series C Preferred Stock other than EVF and ACP.

         (v) Mr. Barandiaran is an officer and a principal shareholder of the general corporate partner of The Argentum Group, an investment banking firm that also is a special limited partner of ACP. Pursuant to an Investment Banking Fee Agreement with the Company entered into contemporaneously with the signing of the First Merger Agreement, and amended in connection with the execution of the Restated Plan of Merger, The Argentum Group will receive a $100,000 investment banking fee, payable at and contingent upon Consummation of the Offer, for investment banking services rendered to the Company in connection with the acquisition of the Company by ERD and EAC.

         (vi) Upon Consummation of the Offer, Jon Colin, President, Chief Executive Officer and a director of the Company, will enter into a three year employment agreement with the Company in form attached as Exhibit 2.6(ii) to the Restated Plan of Merger pursuant to which he will receive an annual salary of $225,000 as Executive Vice President of the Company. Mr. Colin's present employment agreement with the Company provides for a current base annual salary of $180,400. Because Mr. Colin will not be the Chief Executive Officer or Chief Operating Officer of the Company following the Consummation of the Offer, he also will receive a $400,000 severance payment from the Company in respect of the termination of his existing employment contract.

         (vii) Mr. Colin also will receive incentive stock options to purchase 300,000 shares of ERD common stock at a price equal to the closing price of ERD Common Stock in The NASDAQ Stock Market on the last trading day immediately preceding the Consummation of the Offer pursuant to an option agreement in form attached as Exhibit 2.6(iv) to the Restated Plan of Merger.


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




         (viii) Upon consummation of the offer, Joseph T. Jacobsen, presently the Executive Vice President and a director of the Company, will enter into a three year Employment Agreement with the Company in form attached as Exhibit 2.6(iii) to the Restated Plan of Merger pursuant to which he will receive an annual salary of $125,000 as President of the Company's air and consulting group, a position presently held by Mr. Jacobsen. Mr. Jacobsen's base annual salary pursuant to his present Employment Agreement with the Company is $109,710.

         (ix) Mr. Jacobsen also will receive incentive stock options to purchase 50,000 shares of ERD common stock at a price equal to the closing price of ERD common stock in The NASDAQ Stock Market on the last trading day immediately preceding Consummation of the Offer pursuant to an option agreement in form attached as Exhibit 2.6(v) to the Restated Plan of Merger.


Item 4.  The Solicitation or Recommendation

         (a) The Company's Board of Directors unanimously approved the terms of the Offer on March 26, 1996, and the Company recommends that holders of its Common Stock accept the Offer and tender their shares to EAC.

         (b) The Company reported losses in each of its first three fiscal quarters in 1995. Disappointment with operating losses, and the prospect of severe liquidity and other financial problems in 1996 relating to the need to renew or replace its principal credit facilities in April 1996 and to redeem its outstanding Series B and Series C Preferred Stock in June 1996, impelled management of the Company, beginning in the summer of 1995, to explore the possibility of finding a merger partner with sufficient financial strength to deal with these problems or, alternatively, a buyer for the Company.

         As indicated in the response to Item 3(b) above, the Restated Plan of Merger and Offer were preceded by the First Merger Agreement which was entered into in January 1996. The First Merger Agreement was preceded by approximately six months of discussions and negotiations between the Company and ERD, including approximately two months of intensive negotiations immediately preceding and following the execution of a letter of intent between ERD and the Company in November 1995 (the "November 1995 Letter of Intent") in which the Company, in substance, agreed to be acquired by ERD.

         In reaching its decision to recommend acceptance of the Offer and the merger of EAC and the Company (the "Merger"), the Company's Board of Directors considered the Company's financial position, including its projected capital needs in 1996; the development of the Company's business and its competitive position; prospects for further development of the Company's business; the premium represented by the cash price to be paid by ERD over the last reported sale price ($1.1875) for the Company's Common Stock immediately preceding the public announcement of the proposed acquisition of the Company by ERD on November 15,

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1995; the price performance of the Company's Common Stock following the public disclosure of the Company's third quarter operating results and preceding the public announcement of the proposed acquisition; and the prospects for appreciation in the value of shareholders' investments if the Company were to remain independent. In particular:

         (i) The Company's credit facility with United Jersey Bank ("UJB") matured in April 1996, and renewal or replacment of that facility would be required. Although the Company's considered its relationship with UJB to be satisfactory, the Company believed that the status of that relationship mandated a cautious view concerning the Company's post-March 1996 banking relationships. The pendency of the Offer and the understanding that the UJB facility will be replaced by ERD upon consummation of the Offer, enabled the Company and ERD, together, to obtain a short term extension (until June 1996) of the UJB credit facility In connection with the change of control of the Company, the Company's credit facility. If the Offer is not consummated, the Company will have to take other actions, including asset sales, in order to repay in part and reschedule as required its indebtedness to UJB. An inability to repay and/or reschedule the Company's credit facility with UJB would materially adversely affect the Company's financial position.

         (ii) The Company's Series B and Series C Preferred Stock are scheduled for mandatory redemption in June 1996 at a capital cost to the Company of $1,445,778. At this time, the Company does not anticipate that UJB or any other principal lender to the Company would permit a redemption of the Preferred Stock. Representatives of holders of the Company's Preferred Stock have advised the Company that these holders would require concessions from the Company in connection with any further extension of the redemption dates for their shares, including a reduction in the conversion price of the Preferred Stock (presently ranging from $1.82 to $2.73) to reflect the current market price of the Company's Common Stock. Based on the closing price of the Common Stock on November 14, 1995 ($1.1875), the trading day immediately preceding the public announcement of the proposed Merger of the Company and EAC on November 15, 1995, a reduction of the Series B Preferred and Series C Preferred conversion prices to a market level would result in substantial dilution to existing holders of the Company's Common Stock. Should the market price of the Company's Common Stock trend lower, an eventuality that is not unforeseeable given the Company's operating losses in the fourth quarter of 1995 and first quarter of 1996, further dilution to holders of Common Stock would result if an adjustment of the conversion prices for Series B and Series C Preferred Stock were required.

         (iii) Although management has projected improvements in results of operations in 1996 over 1995, primarily as a result of aggressive cost cutting measures introduced by the Company in the second half of 1995, first quarter 1996 results, which have been effected by unusually adverse weather conditions in January over much of the Company's area of operations, suggest continuation of many of the operations pressures experienced in 1995. Thus, management does not believe that the return to stockholders in 1996 or in the foreseeable future would be as great if the Company were to remain independent than would be realized if the Offer and Merger were approved, and shareholders were to receive a substantial premium

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(approximately 40%) over the market price of Common Stock immediately preceding public disclosure of the November 1995 letter of intent and a price equal to the redemption/liquidation value of the Preferred Stock and to reinvest the cash proceeds.

         (iv) The November 1995, Letter of Intent expressly permitted the Company to pursue competing offers which were received, and permitted the Company to terminate negotiations with ERD without liability prior to signing definitive agreements. In acting upon the First Merger Agreement in January 1996, and the Restated Plan of Merger and Offer in March 1996, the Board considered the lack of success which the Company had had in pursuing two other prospective business combinations prior to the public announcement of the signing of the November 1995 Letter of Intent, and the absence of any inquiries or overtures from other possible acquirors or merger partners following that announcement. With respect to other prospective business combinations considered prior to signing the November 1995 Letter of Intent, in one case negotiations were broken off by a potential acquiror, and in the other case negotiations were terminated by mutual agreement because the combined entities would have required financing which neither the Company nor the proposed merger partner believed was obtainable on acceptable terms.

         (v) In the course of negotiations of the First Merger Agreement, the Company requested and ERD agreed to provide $500,000 in subordinated (to United Jersey Bank) financing to the Company by purchasing a unit of securities consisting of 500,000 shares of Common Stock and a promissory note in the amount of $490,000 (the "ERD Bridge Financing"). This financing was closed simultaneously with execution of the First Merger Agreement on January 26, 1996, pursuant to a Securities Purchase Agreement dated as of that date (the "Bridge Financing Agreement"). The availability of the ERD Bridge Loan pending consummation of the Merger was a factor favoring approval of the First Merger Agreement. This incremental indebtedness, however, would add to the Company's financing needs, and would complicate its efforts to refinance relative to its UJB credit line and to finance or extend the Preferred Stock redemption, if the Offer and Merger were not consummated.

         The First Merger Agreement contemplated that the Company would mail its Merger Proxy Statement to shareholders not later than February 14, 1996, with a meeting of stockholders to approve the Merger scheduled for on March 22, 1996. Following the filing of its preliminary Proxy material, the Company and ERD determined that, because of the time required for review of the material by the Securities and Exchange Commission Staff (the "Staff"), and responding to the Staff's comments, it would not be possible to adhere to the schedule contemplated by the First Merger Agreement; that financial information in the Company's Proxy Statement would have to be updated to include the Company's year end 1995 financial statements; that, in all likelihood, the Company would not be able to commence solicitation of shareholder approval of the Merger until mid-April 1996 at the earliest; and, accordingly, that consummation of the Merger could not be scheduled before approximately June 1, 1996. The Company and ERD agreed to proceed with the Offer in order to maintain, to the extent possible, the original acquisition schedule and to eliminate, again to the extent possible, uncertainties relating to the eventual completion of the companies' business combination. The

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consideration to be paid to shareholders of the Company was reduced from $1.69 as contemplated in the First Merger Agreement to $1.66 (approximately 1.7%) to compensate ERD and EAC for the additional legal and other costs incurred in connection with the Offer. The Company agreed to this reduction because, in its view, the revised terms were still financially fair to stockholders, and it was prudent to accept the small reduction in the consideration to be received by shareholders rather than to risk the uncertainties associated with a prolonged extension of the acquisition timetable, including the risk that a material adverse change in the Company's business or financial condition would occur.


Item 5.  Persons Retained, Employed or to be Compensated

                  None.

Item 6.  Recent Transactions and Intent with Respect to Securities

         (a) Schneur Genack, Walter Barandiaran, and certain of their affiliates have entered into Agreement to sell Series B and Series C Preferred Stock to ERD pursuant to the Preferred Stock Purchase Agreement referred to in Item 3(b) above.

         (b) All persons referred to in paragraph (a) above intend to accept the offer.

Item 7.  Certain Negotiations and Transactions by the Subject Company

         (a) No negotiations in response to the Offer have been undertaken or are underway.

         (b) Except as disclosed in Item 3(b) above, there are no transactions, board resolutions, agreements in principle or signed contracts that would result in a matter referred to in the instructions to Item 7(a).


Item 8.  Additional Information to be Furnished

         None.


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





Item 9.  Material to be Filed as Exhibits

         The following exhibits to Schedule 14D-1 dated and filed April 4, 1996, by ERD Waste Corp. and ENSA Acquisition Corp. are incorporated by reference herein:



SCHEDULE 14D-9             SCHEDULE 14D-1
EXHIBIT NO.                EXHIBIT NO.               DESCRIPTION
(a)(1)                     (a)(1)                    Offer to Purchase, dated April 4, 1996

(a)(2)                     (a)(2)                    Letter of Transmittal

(a)(3)                     (a)(3)                    Letter to Brokers, Dealers, Commercial Banks,
                                                     Trust Companies and Nominees

(a)(4)                     (a)(4)                    Letter to Clients for use by Brokers, Dealers,
                                                     Commercial Banks, Trust Companies and Nominees

(a)(5)                     (a)(5)                    Notice of Guaranteed Delivery

(a)(6)                     (a)(6)                    Text of Joint Press Release issued April 4, 1996

(a)(7)                     (a)(7)                    Form of Summary Advertisement, dated April 4,
                                                     1996

(a)(8)                     (a)(8)                    Guidelines for Certification of Taxpayer
                                                     Identification Number on Substitute Form W-9

(b)(1)                     (b)(1)                    Loan Agreement, dated March 29, 1996, between
                                                     the Purchaser and Chemical Bank

(c)(1)                     (c)(1)                    Amended and Restated Agreement and Plan of
                                                     Merger, dated April 3, 1996, among EAC, ERD
                                                     and the Company

(c)(2)                     (c)(2)                    Securities Purchase Agreement, dated January 25,
                                                     1996, between ERD and the Company


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(c)(3)                     (c)(3)                    Stock Purchase Agreement, dated April 3, 1996,
                                                     among ERD, Argentum Capital Partners, L.P.,
                                                     Environmental Venture Fund, L.P. and those
                                                     holders of Series B. Preferred Stock of the
                                                     Company listed on Schedule 1 thereto who executed
                                                     such schedule.

(c)(4)                     (c)(4)                    Form of Colin Employment agreement, to be
                                                     entered into between the Purchaser and Jon Colin

(c)(5)                     (c)(5)                    Form of Jacobsen Employment Agreement, to be
                                                     entered into between the Purchaser and Joseph
                                                     Jacobsen


         Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    April 4, 1996                                    ENVIRONMENTAL SERVICES OF
                                                     AMERICA, INC.


                                                     By: /s/ Jon Colin
                                                         ---------------------
                                                         Jon Colin, President


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